BUSINESS WIRE 40 EAST 52ND STREET NEW YORK, NY 10022	DIRECT LINE NUMBER (212) 752-9600

FOR IMMEDIATE RELEASE

BNY MELLON ALCENTRA GLOBAL MULTI-STRATEGY CREDIT FUND, INC.
ANNOUNCES FINAL RESULTS OF QUARTERLY TENDER OFFER

AND

TENTATIVE DATES OF QUARTERLY TENDER OFFERS FOR 2023

NEW YORK, NY, November 15, 2022 — BNY Mellon Alcentra Global Multi-Strategy Credit Fund, Inc. (the "Fund") today announced the final results of its quarterly tender offer (the "Tender Offer") for up to 2.5% of the Fund's issued and outstanding shares of common stock (the "Shares").

The Tender Offer, which expired at 5:00 p.m. Eastern time on November 14, 2022, was oversubscribed.

Therefore, in accordance with the terms and conditions of the Tender Offer, the Fund will purchase Shares from all tendering shareholders on a pro rata basis, after disregarding fractions, based on the number of Shares properly tendered ("Pro-Ration Factor"). The final results of the Tender Offer are provided in the table below.

Number of Shares Tendered	Number of Tendered Shares to Be Purchased	Pro- Ration Factor	Purchase Price*
222,232	54,164	0.24445	$81.15

*Purchase Price is equal to 100% of the Fund's net asset value per Share as of September 30, 2022.

If you have questions about the Tender Offer and hold Shares through a broker or other nominee holder, you can call your broker or other nominee holder directly. You may also call Georgeson LLC ("Georgeson"), the Fund's Tender Offer information agent, toll free at (877) 278-9670, with any questions.

The terms and conditions of the Tender Offer were set forth in the Fund's Offer to Purchase, the related Letter of Transmittal and other related documents. The Fund filed with the Securities and Exchange Commission (the "SEC") a tender offer statement on Schedule TO and related exhibits, including an Offer to Purchase, a related Letter of Transmittal and other related documents (the "Offer Documents"). Shareholders may obtain copies of the Offer Documents, without charge, by contacting Georgeson toll free at (877) 278-9670. Shareholders can also obtain the Offer Documents free of charge on the SEC's website at www.sec.gov.

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The Fund also announced the tentative dates for the Fund's tender offers in 2023, subject to approval of the Fund's Board of Directors (the "Board"). The tentative dates are as follows:

	1st Quarter Tender Offer	2nd Quarter Tender Offer	3rd Quarter Tender Offer	4th Quarter Tender Offer
Commencement Date	January 18, 2023	April 17, 2023	July 18, 2023	October 17, 2023
Expiration Date and Time	February 14, 2023 at 5:00 p.m. Eastern Time, unless otherwise extended	May 12, 2023 at 5:00 p.m. Eastern Time, unless otherwise extended	August 14, 2023 at 5:00 p.m. Eastern Time, unless otherwise extended	November 14, 2023 at 5:00 p.m. Eastern Time, unless otherwise extended
Price	Net asset value per share determined as of December 31, 2022	Net asset value per share determined as of March 31, 2023	Net asset value per share determined as of June 30, 2023	Net asset value per share determined as of September 30, 2023

These tentative dates are still subject to Board approval and should not be relied on. There can be no assurance that the Board will proceed with any tender offer, and the terms of any future tender offer, including the applicable dates associated with those tender offers, are subject to change.

The Fund intends, but is not obligated, to conduct quarterly tender offers for up to 2.5% of its Shares then outstanding in the sole discretion of the Board. In determining whether the Fund should conduct a tender offer, the Board will consider the recommendation of BNY Mellon Investment Adviser, Inc. ("BNY Mellon Investment Adviser"), the Fund's investment adviser, and Alcentra NY LLC ("Alcentra"), the Fund's sub-investment adviser, as well as a variety of operational, business and economic factors. In any given quarter, BNY Mellon Investment Adviser and Alcentra may or may not recommend to the Board that the Fund conduct a tender offer, and even if BNY Mellon Investment Adviser and Alcentra do recommend to the Board that the Fund conduct a tender offer, the Board may not approve such recommendation.

While the Fund intends to conduct quarterly tender offers as described in the Fund's initial public offering prospectus, the Fund is not required to do so and may amend, suspend or terminate any such tender offer program at any time. Shareholders have no right to require the Fund to redeem their Shares. Quarterly tender offers may be delayed or discontinued at any time. It is also possible that if a tender offer is conducted, it may be oversubscribed, with the result that shareholders may only be able to have a portion of their Shares repurchased. There is no assurance that shareholders will be able to tender their Shares when or in the amount that they desire.

This announcement is for informational purposes only and is not a recommendation, an offer to purchase or a solicitation of an offer to sell Shares. The Offer Documents in connection with the Fund's tender offers in 2023 (if such tender offers are approved by the Board) will be distributed to Fund shareholders, when available. Shareholders will also be able to obtain additional copies of the Offer Documents, when available, without charge, from Georgeson. Shareholders will also be able to obtain the Offer Documents, when available, free of charge on the SEC's website at www.sec.gov. Shareholders should read these documents and related exhibits carefully as the documents contain important information about the tender offers.

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BNY Mellon Alcentra Global Multi-Strategy Credit Fund, Inc. is a non-diversified, closed-end management investment company. BNY Mellon Investment Adviser, Inc., the investment adviser for the Fund, is part of BNY Mellon Investment Management. BNY Mellon Investment Management is one of the world's largest asset managers, with $1.8 trillion in assets under management as of September 30, 2022. Through an investor-first approach, BNY Mellon Investment Management brings to clients the best of both worlds: specialist expertise from eight investment firms offering solutions across every major asset class, backed by the strength, stability, and global presence of BNY Mellon. Additional information on BNY Mellon Investment Management is available on www.bnymellonim.com.

BNY Mellon Investment Management is a division of BNY Mellon, which has $42.2 trillion in assets under custody and/or administration as of September 30, 2022. BNY Mellon can act as a single point of contact for clients looking to create, trade, hold, manage, service, distribute or restructure investments. BNY Mellon is the corporate brand of The Bank of New York Mellon Corporation (NYSE: BK). Additional information is available on www.bnymellon.com. Follow us on Twitter@BNYMellon or visit our newsroom at www.bnymellon.com/newsroom for the latest company news.

BNY Mellon Investment Management's website is intended to allow investors public access to information regarding the Fund and does not, and is not intended to, incorporate the website in this release.

The Fund's investment returns and principal values will fluctuate so that an investor's shares may be worth more or less than the original cost. There is no assurance that the Fund will achieve its investment objective.

For Press Inquiries: BNY Mellon Investment Adviser, Inc. Courtney Woolston (212) 635-6027	For Other Inquiries: BNY Mellon Securities Corporation The National Marketing Desk 240 Greenwich Street New York, New York 10286 1-800-334-6899